Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

August 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 29, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from PHP Ventures Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock,
and one-half of one Redeemable Warrant and one right to acquire
one-tenth of one share of Class A Common Stock

Class A Common Stock, $0.0001 par value per share

Redeemable Warrants, each whole warrant exercisable for
one share of Class A Common Stock
at an exercise price of $11.50 per share

Rights included as part of the units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi